**PALMIA CORPORATION**

*Reviewed Financial Statements For The Year Ended December 31, 2017*

July 23, 2018



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
Palmia Corporation
San Francisco, CA

We have reviewed the accompanying financial statements of Palmia Corporation, which comprise the balance sheet as of December 31, 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

**Accountant's Conclusion**

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
DATE

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**PALMIA CORPORATION**
**BALANCE SHEET**
**DECEMBER 31, 2017**

| | |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | $ 41,016 |
| Accounts Receivable | 4,563 |
| Inventory | 78,605 |
| TOTAL CURRENT ASSETS | 124,184 |
| **NON-CURRENT ASSETS** | |
| Deposit | 10,000 |
| Intangible Assets, Net | 20,983 |
| TOTAL NON-CURRENT ASSETS | 30,983 |
| TOTAL ASSETS | 155,167 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | |
| **CURRENT LIABILITIES** | |
| Accounts Payable | 22 |
| TOTAL CURRENT LIABILITIES | 22 |
| **NON-CURRENT LIABILITIES** | |
| Convertible Promissory Note | 82,251 |
| Promissory Note- Related Party | 60,000 |
| TOTAL LIABILITIES | 142,273 |
| **SHAREHOLDERS' EQUITY** | |
| SAFE Notes | 204,565 |
| Common Stock (100,000,000 shares authorized, 1,092,785 shares issued and outstanding, $.01 par value) | 10,928 |
| Additional Paid in Capital | 87,783 |
| Retained Earnings (Deficit) | (290,381) |
| TOTAL SHAREHOLDERS' EQUITY | 12,895 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 155,167 |

Reviewed- See accompanying notes.

**PALMIA CORPORATION**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Operating Income**

| | | |
|---|---|---:|
| Sales, Net | $ | 10,131 |
| Cost of Goods Sold | | 11,726 |

**Gross Profit** (1,595)

**Operating Expense**

| | |
|---|---:|
| Salaries | 36,000 |
| General & Administrative | 27,861 |
| Marketing & Advertising | 9,820 |
| Rent | 8,401 |
| Travel | 4,295 |
| Amortization | 8,212 |
| | 94,589 |

**Net Income from Operations** (96,184)

**Other Income (Expense)**

State and Local Taxes (867)

**Net Income** $ (97,051)

**PALMIA CORPORATION**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ | (97,051) |
| Change in Inventory | | (78,605) |
| Change in Accounts Receivable | | (4,563) |
| Change in Credit card | | (7,667) |
| Amortization | | 8,212 |
| **Net Cash Flows From Operating Activities** | | (179,675) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Notes Payable | | 1,813 |
| Change in SAFE Notes | | 204,565 |
| | | |
| **Net Cash Flows From Investing Activities** | | 206,378 |
| | | |
| **Cash at Beginning of Period** | | 350 |
| **Net Increase (Decrease) In Cash** | | 40,666 |
| **Cash at End of Period** | $ | 41,016 |

**PALMIA CORPORATION**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

| | | |
|---|---|---:|
| Beginning Equity | $ | (97,066) |
| Issuance of SAFE Notes | | 204,565 |
| Issuance of Common Stock | | 2,448 |
| Net Income | | (97,051) |
| Ending Equity | $ | 12,895 |

PALMIA CORPORATION
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Palmia Corporation ("the Company") is a corporation organized under the laws of the State of California. The Company produces alcoholic beverages for retail sale.

NOTE B- GOING CONCERN

As indicated in the accompanying financial statements, the Company incurred a net loss of $97,051 during the year ended December 31, 2017. The Company also incurred net losses during the its two preceding annual periods. These losses, as wells as the uncertain conditions that the Company faces with respect to future fundraising efforts, indicate substantial doubt about the Company's ability to continue as a going concern through July 23, 2018 (one year after the accompanying financial statements were available to be issued).

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Deposits

The Company entered into an agreement with Minhas Craft Brewery SRL LLC in 2014 to produce and package the Company's products. The agreement was secured by a $10,000 deposit which is creditable toward future production expenses related to the contract.

Inventory

Inventory is valued based on the Specific identification method. Closing inventory consisted of finished goods available for sale.

Intangible Assets

The Company classified is trademark and patents as intangible assets. Amounts reflected are net of accumulated Amortization. Future amounts in aggregate for amortization are: $456, (2018), $456, (2019), $456, (2020), $456, (2021), $456, (2022) and $456, (2023). Assets are amortized on straight- line basis and according to the asset's useful life.

Revenue

The Company earns revenue from the sale of beer. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is stated net of returns.

Cost of Goods Sold

Cost of Goods Sold includes the actual cost to produce the Company's products and the cost to ship the products to their destination for sale is included in the same.

Advertising Costs

The Company recognizes advertising costs in the period incurred.

Rent

The Company pays to store its products in a warehouse under a month to month agreement for which there are no future minimum payments due.

NOTE D- INCOME TAXES

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal years 2017, 2016, and 2015. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforward, the Company has elected not to recognize an allowance to account for it in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for tax years 2017, 2016, and 2015 will remain subject to review by the IRS for three years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2017, 2016, and 2015 will remain subject to review by that State for four years from the original due date, or the date filed, whichever is later.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- DEBT

Convertible Notes Payable

In 2013, the Company issued convertible promissory notes in the aggregate amount of $75,000. The notes accrue interest at the rate of 6% per annum. The notes are convertible to equity at the time of a capital event at a 20% discount to the fair market value of the stock at the time of conversion, upon a qualified equity financing with gross proceeds of at least $500,000.

Notes Payable

The Company also has a promissory note outstanding which was advanced by one of its founders, a related party, in the amount of $60,000. The loan is non-interest bearing and payable on demand with thirty days' notice to the Company by the lender.

NOTE G- SAFE Notes

In 2017, the Company issued issued Simple Agreements for Future Equity (SAFE Notes or SAFES) in exchange for cash for the purpose of funding continuing operations. The Company classifies SAFEs as a form of equity. The SAFEs are non-interest bearing and have no fixed repayment schedule. They are convertible to equity at a discount under certain pre-defined conditions. In the event of liquidation, holders of SAFEs would have priority over common shareholders in the distribution of the Company's assets, but would be subordinate to the Company's lenders.

_____

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 23, 2018, the date that the financial statements were available to be issued.